                                                                           August 17, 2017

Via Electronic Transmission

Attn: Dominic Minore, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

            Re:       Versus Capital Real Assets Fund LLC

                         Registration Statement on Form N-2

            File Nos. 333-214178; 811-23201

Dear Mr. Minore:

Versus Capital Real Assets Fund LLC (the “Fund”) and Foreside Funds Distributors LLC, the Distributor for the Fund, hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 2:00 p.m. on August 17, 2017, or as soon thereafter as reasonably practicable.

 The Fund hereby acknowledges that:

 1.    Should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with regard to Registration Statement;

 2.    The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this Registration Statement; and

 3.    The Fund may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any further questions or comments, please do not hesitate to call Alan Hoffman, the Fund’s counsel at (212) 294-2643.

 Sincerely,

Versus Capital Real Assets Fund LLC                        Foreside Funds Distributors LLC

  /s/  William Fuhs                                                           /s/ Mark A Fairbanks

Name:  William Fuhs                                                     Name: Mark A. Fairbanks

Title:    President                                                          Title:  Vice President